                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          McDERMOTT INTERNATIONAL, INC.

                                (Name of Issuer)

                          Common Stock, $1.00 Par Value

                         (Title of Class of Securities)

                                    580037109

                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.*

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------

*A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  5,228,100
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,228,100
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,228,100

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares     |X|

13       Percent of Class Represented By Amount in Row (11)
                                    9.52%

14       Type of Reporting Person
                  OO, IA

                                  SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros   (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  5,228,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,228,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,228,100

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares      |X|

13       Percent of Class Represented By Amount in Row (11)
                                    9.52%

14       Type of Reporting Person

                  IA

                                  SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  628,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  5,228,100
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   628,400
    With
                           10       Shared Dispositive Power
                                            5,228,100

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            5,856,500

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares      [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    10.66%

14       Type of Reporting Person

                  IA

                                  SCHEDULE 13D

CUSIP No. 580037109

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  628,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   628,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            628,400

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares       |X|

13       Percent of Class Represented By Amount in Row (11)

                                    1.14%

14       Type of Reporting Person

                  OO, IA

Item 1.  Security and Issuer

                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Common Stock"), of McDermott International, Inc., a Panamanian corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement (the "Initial Statement") on
Schedule 13D of the Reporting Persons dated March 13, 1997, as amended (collectively, the "Statement"). The principal executive offices of the Issuer are located at 1450 Poydras Street, New Orleans, Louisiana 70112-6050. This Amendment No. 2 is being filed by the Reporting Persons solely to report the recent acquisition of certain shares of the Common Stock held for the accounts of Quantum Partners and the Duquesne LLC Clients as a result of which the percentage of the total number of shares of Common Stock outstanding of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Statement.

Item 2.  Identity and Background.

                  The third paragraph of Item 2 is amended and supplemented as follows:

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D, as applicable, is a list of the Managing Directors of SFM LLC.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Quantum Partners expended approximately $19,552,666.10 of its working capital to purchase the Common Stock which is reported in Item 5(c) as having been purchased for its account since April 8, 1997, the date of the last filing by the Reporting Persons on Schedule 13D.

                  Duquesne LLC expended approximately $4,928,879.15 of the investment funds of the Duquesne LLC Clients to purchase the Common Stock which is reported in Item 5(c) as having been purchased for their accounts since April 8, 1997, the date of the last filing by the Reporting Persons on Schedule 13D.

                  The securities held for the accounts of Quantum Partners and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 5,228,100 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held for the account of Quantum Partners.

                      (ii) Mr. Druckenmiller may be deemed the beneficial owner of 5,856,500 shares of Common Stock (approximately 10.66% of the total number of shares of Common Stock outstanding). This number consists of

                  (A) 5,228,100 shares of Common Stock held for the account of Quantum Partners and (B) 628,400 shares of Common Stock held for the accounts of the Duquesne LLC Clients.

                      (iii) Duquesne LLC may be deemed the beneficial owner of the 628,400 shares of Common Stock held for the accounts of the Duquesne LLC Clients (approximately 1.14% of the total number of shares of Common Stock outstanding).

                  (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power and Mr.
Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 5,228,100 shares of Common Stock held for the account of Quantum Partners.

                      (ii) As a result of the contracts between Duquesne LLC and the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 628,400 shares of Common Stock held for the accounts of Duquesne LLC Clients.

                   (c) Except for the transactions listed in Annex C hereto, there have been no transactions effected with respect to the shares of Common Stock since April 8, 1997, the date of the last filing by the Reporting Persons on Schedule 13D, by any of the Reporting Persons, Quantum Partners or the Duquesne LLC Clients. All of the transactions listed in Annex C were executed in routine brokerage transactions on the New York Stock Exchange.

                   (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including shares of Common Stock, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                      (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for their accounts in accordance with their advisory contracts with Duquesne LLC.

                   (e)     Not applicable.

                  Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any shares of Common Stock not held directly for the accounts of the Duquesne LLC Clients.

Item 7.           Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                  C. Joint Filing Agreement dated March 13, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne LLC (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 6, 1997                          SOROS FUND MANAGEMENT LLC


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Assistant General Counsel


                                            GEORGE SOROS


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By: /s/  Michael C. Neus
                                                     Michael C. Neus
                                                     Attorney-in-Fact


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By: /s/  Gerald Kerner
                                                     Gerald Kerner
                                                     Managing Director

                                     ANNEX A

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

                                Scott K. H. Bessent
                                Walter Burlock
                                Brian J. Corvese
                                Jeffrey L. Feinberg
                                Arminio Fraga
                                Gary Gladstein
                                Ron Hiram
                                Robert K. Jermain
                                David N. Kowitz
                                Alexander C. McAree
                                Paul McNulty
                                Gabriel S. Nechamkin
                                Steven Okin
                                Dale Precoda
                                Lief D. Rosenblatt
                                Mark D. Sonnino
                                Filiberto H. Verticelli
                                Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a) none of the above persons holds any Shares; and

         (b) none of the above persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                     ANNEX C

    Recent Transactions in the Common Stock of McDermott International, Inc.




        For the Account of            Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
        ------------------            -------------------   ---------------------   ----------------       ---------------

QUANTUM PARTNERS LDC(1)                    04/08/97              Purchase               45,000                20.332
                                           04/08/97              Purchase               38,900                20.328
                                           04/10/97              Purchase               33,000                21.469
                                           04/11/97              Purchase               21,100                21.274
                                           04/11/97              Purchase                  400                21.020
                                           04/14/97              Purchase               26,600                20.600
                                           04/15/97              Purchase               18,000                20.560
                                           04/16/97              Purchase               13,500                21.020
                                           04/17/97              Purchase               53,100                20.959
                                           04/18/97              Purchase                8,800                21.084
                                           04/21/97              Purchase               19,100                20.987
                                           04/22/97              Purchase                4,600                21.020
                                           04/22/97              Purchase                9,700                21.086
                                           04/29/97              Purchase              127,500                18.652
                                           04/29/97              Purchase               82,700                18.435
                                           04/29/97              Purchase               23,600                18.632
                                           04/29/97              Purchase              127,500                18.652
                                           04/30/97              Purchase               21,300                18.518
                                           04/30/97              Purchase               42,500                18.560
                                           04/30/97              Purchase              110,500                18.544
                                           05/01/97              Purchase               85,000                18.271
                                           05/02/97              Purchase               59,500                18.292
                                           05/02/97              Purchase                7,200                18.145
                                           05/05/97              Purchase               40,800                18.478

--------------------
(1)        Transactions effected at the direction of SFM LLC.



        For the Account of            Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
        ------------------            -------------------   ---------------------   ----------------       ---------------

DUQUESNE LLC CLIENTS(2)                    04/08/97              Purchase                4,100                20.328
                                           04/08/97              Purchase                5,000                20.333
                                           04/10/97              Purchase                3,600                21.469
                                           04/11/97              Purchase                  100                21.020
                                           04/11/97              Purchase                2,300                21.274
                                           04/14/97              Purchase                2,900                20.601
                                           04/15/97              Purchase                2,000                20.560
                                           04/16/97              Purchase                1,500                21.020
                                           04/17/97              Purchase                5,900                20.960
                                           04/18/97              Purchase                  900                21.084
                                           04/21/97              Purchase                2,100                20.988
                                           04/22/97              Purchase                  500                21.020
                                           04/22/97              Purchase               76,300                21.087
                                           04/23/97              Purchase               14,000                21.430
                                           04/29/97              Purchase               14,500                18.435
                                           04/29/97              Purchase               22,500                18.652
                                           04/29/97              Purchase               22,500                18.652
                                           04/29/97              Purchase                4,200                18.632
                                           04/30/97              Purchase               19,500                18.544
                                           04/30/97              Purchase                3,700                18.518
                                           04/30/97              Purchase                7,500                18.560
                                           05/01/97              Purchase               15,000                18.272
                                           05/02/97              Purchase                1,300                18.145
                                           05/02/97              Purchase               10,500                18.292
                                           05/05/97              Purchase                7,200                18.478


-------------------
(2)        Transactions effected at the direction of Duquesne LLC.